# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED, CIK 0001026980
CUSIP: G0535E106
Title of class of securities: Common Shares, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 26/Fl., No. 95, Sec. 2, Dunhua South Road, Da'an District, Taipei City, Taiwan (F5), 10682
Date of event which requires filing of this statement: 03/11/2026
Amends the filing with accession number 0001171843-22-000927
Filed by CIK 0001253764
Persons authorized to receive notices and communications: Mica Ko, 26/Fl., No. 95, Sec. 2, Dunhua S. Road, Da'an District, Taipei City, Taiwan (F5), 10682, 886-2-6636-6128; Paul Weber, 2901 Dallas Parkway, Suite 360, Plano, Texas (TX), 75093, 469-797-7191

## Reporting persons
- Pacific Electric Wire & Cable Co., Ltd. (CIK 0001028234): type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); source of funds: working capital (WC); sole voting power 34,681,386; shared voting power 0; sole dispositive power 34,681,386; shared dispositive power 0; aggregate amount beneficially owned 34,681,386 (84.1% of the class)
- Moon View Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 26,418,188; sole dispositive power 0; shared dispositive power 26,418,188; 64.1% of the class
- Pacific Holdings Group (CIK 0001253764): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 4,054,108; sole dispositive power 0; shared dispositive power 4,054,108; 9.8% of the class

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 Par Value Per Share
Name of issuer: ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Address of issuer's principal executive offices: 26/Fl., No. 95, Sec. 2, Dunhua South Road, Da'an District, Taipei City, Taiwan (F5), 10682
Comment:
Statement for Schedule 13D/A:

This Amendment No. 6 to Schedule 13D is filed by Pacific Electric Wire & Cable Co., Ltd. ("Pacific Electric"), Moon View Ventures Limited, B.V.I. ("Moon View") and Pacific Holdings Group ("Pacific Holdings"), collectively referred to herein as the "Reporting Persons", to amend and supplement Schedule 13D originally filed September 27, 2005 (the "Initial Statement") as amended by Amendment No. 1 filed November 23, 2007, Amendment No. 2 filed March 30, 2009, Amendment No. 3 filed September 17, 2015, Amendment No. 4 filed January 25, 2022 ("Amendment 04") and Amendment No. 5 filed February 10, 2022 (collectively "Schedule 13D"). Both Moon View and Pacific Holdings are direct or indirect wholly-owned subsidiaries of, and are beneficially owned and controlled by Pacific Electric.

The filing of this Amendment No. 6 shall not be construed as an admission that Pacific Electric, Moon View, Pacific Holdings or any of their executive officers or directors are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

## Item 2. Identity and Background
Name of person filing:
Pacific Electric is a Taiwan limited company whose business address is 26/Fl., No. 95, Sec. 2, Dunhua S. Road, Da'An Dist., Taipei City 10682, Taiwan, R.O.C. Pacific Electric is a general business conglomerate focused primarily on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology;

Moon View is a British Virgin Island company, whose business address is Unit 1008, 10/F., Nan Fung Tower, 173 Des Voeux Road, Central, Hong Kong. Moon View is a holding company with no operations;

Pacific Holdings is a Nevada corporation whose business address is 2901 Dallas Parkway, Suite 360, Plano Texas 75093. Pacific Holdings is a holding company with no operations.
Residence or business address:
The chart of Directors and Executive Officers in Amendment 04 is updated and revised by this Amendment No. 6 to report the following changes for Pacific Holdings and Pacific Electric.
Pacific Holdings: delete Dao Ji Sun as Director.

Pacific Electric:
Delete the following three Directors:
(1) JS Enterprise Co., Ltd., (2) Ta Hsin Investment Co., Ltd., and (3) Super Fast Co., Ltd.

Add the following three Directors, each a Taiwan limited company.
RY Investment Co., Ltd.
8/Fl., No. 82, Guangfu N. Rd., Songshan Dist.
Taipei City 105036, Taiwan (R.O.C)

Yuan Yuan Investment Co., Ltd.
1/Fl., No.24, Ln. 252, Sec. 1, Dunhua S. Rd., Da'an Dist.
Taipei City 106074, Taiwan (R.O.C.)

HY International Co., Ltd.
8/Fl., No. 82, Guangfu N. Rd., Songshan Dist.
Taipei City 105036, Taiwan (R.O.C)
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As discussed in Item 4, the Reporting Persons used working capital to invest approximately $29,864,550.38 in newly issued Common Shares of the Issuer through participation in Issuer's Rights Offering.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 26, 2025 Issuer filed Amendment No. 3 to Form F-1 Registration Statement (the "F-1") and filed its prospectus on December 18, 2025 (the "Prospectus") setting forth the terms and conditions of its subscription rights offering to holders of record of its Common Shares as of December 11, 2025 (the "Rights Offering"). Under the provisions of the Rights Offering, the Reporting Persons received a total of 16,690,693 basic subscription rights, consisting of 2,104,545 to Pacific Electric, 12,559,094 to Moon View, and 2,027,054 to Pacific Holdings, which entitled the Reporting Persons to purchase 16,690,693 Common Shares at the subscription price of $1.66 per Common Share and, subject to the requirements described in the Prospectus, an over-subscription right. Each of the Reporting Persons fully exercised their basic subscription rights.

Based on their respective investments in the Rights Offering, the Reporting Persons were issued Common Shares of Issuer as follows:
Pacific Electric invested $3,493,544.70 and was issued 2,104,545 Common Shares of Issuer;
Moon View invested $23,006,096.04 and was issued 13,859,094 Common Shares of Issuer; and
Pacific Holdings invested $3,364,909.64 and was issued 2,027,054 Common Shares of Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Subsequent to the issuance of the Common Shares pursuant to the Rights Offering, Issuer had 41,232,454 Common Shares issued and outstanding. Pacific Electric is the beneficial owner of 34,681,386 Common Shares, representing 84.1% of the outstanding Common Shares as of March 11, 2026. Pacific Electric owns 4,209,090 Common Shares directly (10.2% of the outstanding Common Shares) and the remaining shares indirectly, as a result of (i) Pacific Electric's control of its wholly-owned subsidiary Moon View, which owns of record 26,418,188 Common Shares (64.1% of the outstanding Common Shares) and (ii) Pacific Electric's control of its indirect wholly-owned subsidiary Pacific Holdings, which owns of record 4,054,108 Common Shares (9.8% of the outstanding Common Shares).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the relationship information set forth in Item 5 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Pacific Electric Wire & Cable Co., Ltd.: Pacific Electric Wire & Cable Co., Ltd., Yuan Chun Tang/President (03/30/2026)
- Moon View Ventures Limited: Moon View Ventures Limited, Yuan Chun Tang/Director (03/30/2026)
- Pacific Holdings Group: Pacific Holdings Group, Yuan Chun Tang/President (03/30/2026)